                                            Filed pursuant to Rule 424(b)(2)
                                            Registration No. 333-45223


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued July 22, 1998)

(To Prospectus Dated February 13, 1998)

                                  $200,000,000

                           Bausch & Lomb Incorporated
                           % DEBENTURES DUE JULY    , 2028
                            ------------------------

                    Interest payable January       and July
                            ------------------------

THE DEBENTURES WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF BAUSCH &
 LOMB INCORPORATED (THE "COMPANY"), AT ANY TIME, AT A REDEMPTION PRICE EQUAL TO THE GREATER OF (I) 100% OF THEIR PRINCIPAL AMOUNT OR (II) THE SUM OF THE PRESENT
  VALUE OF THE REMAINING SCHEDULED PAYMENTS OF PRINCIPAL AND INTEREST THEREON DISCOUNTED TO THE DATE OF REDEMPTION ON A SEMIANNUAL BASIS (ASSUMING A 360-DAY
 YEAR CONSISTING OF TWELVE 30-DAY     MONTHS) AT THE TREASURY YIELD (AS DEFINED
HEREIN) PLUS       BASIS POINTS, PLUS IN EACH CASE ACCRUED INTEREST TO THE DATE
 OF REDEMPTION. THE DEBENTURES HAVE NO SINKING FUND PROVISIONS. THE DEBENTURES
  WILL MATURE ON JULY   , 2028. THE DEBENTURES WILL BE REPRESENTED BY A GLOBAL
DEBENTURE REGISTERED IN THE NAME OF THE NOMINEE OF THE DEPOSITORY TRUST COMPANY
    ("DTC"), WHICH WILL ACT AS THE DEPOSITARY (THE "DEPOSITARY"). BENEFICIAL INTERESTS IN THE GLOBAL DEBENTURE WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL
BE EFFECTED ONLY THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY AND, WITH RESPECT TO THE BENEFICIAL OWNERS' INTERESTS, BY THE DEPOSITARY'S PARTICIPANTS. EXCEPT AS
 DESCRIBED IN THE PROSPECTUS, DEBENTURES IN DEFINITIVE FORM WILL NOT BE ISSUED.
  SETTLEMENT FOR THE DEBENTURES WILL BE IN SAME-DAY FUNDS. SEE "DESCRIPTION OF
                       DEBENTURES -- BOOK-ENTRY SYSTEM."
                            ------------------------

APPLICATION WILL BE MADE TO LIST THE DEBENTURES ON THE NEW YORK STOCK EXCHANGE.
                            ------------------------

     Concurrently with the offering of the Debentures (the "Offering"), the Company is offering an additional $300,000,000 aggregate principal of its debt securities (the "Debt Securities Offering"). The closings of the Offering and the Debt Securities Offering are not conditioned upon each other.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                   PRICE      % AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                                        UNDERWRITING
                                                          PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                                          PUBLIC(1)    COMMISSIONS(2)     COMPANY(1)(3)
                                                          ---------    ---------------    -------------
Per Debenture...........................................       ___%            ___%              ___%
Total...................................................  $                $                 $

------------
(1) Plus accrued interest, if any, from August   , 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $        .
                            ------------------------

     The Debentures are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of
the Debentures will be made on or about August   , 1998 through the book-entry
facilities of the Depositary against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER                                 CHASE SECURITIES INC.
                           CITICORP SECURITIES, INC.
                                                          SCOTIA CAPITAL MARKETS
July   , 1998

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                   PROSPECTUS SUPPLEMENT
The Company.................................................   S-3
Use of Proceeds.............................................   S-3
Ratio of Earnings to Fixed Charges..........................   S-3
Recent Developments.........................................   S-3
Description of the Debentures...............................   S-6
Underwriting................................................   S-9
Legal Matters...............................................  S-10

                         PROSPECTUS
Additional Information......................................     3
Documents Incorporated by Reference.........................     3
The Company.................................................     4
Recent Developments.........................................     4
Use of Proceeds.............................................     5
Description of Debt Securities..............................     5
Plan of Distribution........................................    10
Experts.....................................................    11
Validity of Debt Securities.................................    11

     This Prospectus Supplement should be read in conjunction with the accompanying Prospectus, dated February 13, 1998, of Bausch & Lomb Incorporated (the "Company"). The Prospectus describes the Indenture, dated as of September 1, 1991, as supplemented (the "Indenture"), between the Company and Citibank, N.A., as trustee ("Trustee"). The Debentures will be issued pursuant to the Indenture.

                                  THE COMPANY

     Bausch & Lomb Incorporated is a global eye care company dedicated to helping consumers see, look and feel better through innovative technology and design. Its core businesses include soft and rigid gas permeable contact lenses, lens care products, premium sunglasses, ophthalmic surgical and pharmaceutical products. The Company's brands include Bausch & Lomb(R), Ray-Ban(R), Arnette(TM), SofLens66(TM), Boston(R), Killer Loop(R), ReNu(R), Revo(R) and Storz(R). Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the Company has annual revenues of approximately $2.5 billion and employs more than 15,000 in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. The Company's executive offices are located at One Bausch & Lomb Place, Rochester, New York 14604, telephone number
(716) 338-6000.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the
Debentures are estimated at $          after the deduction of the underwriting
discount and of the estimated expenses payable by the Company. The Company intends to use the net proceeds of the Debenture Offering for repayment of short-term debt which was incurred, in part, to finance the Company's acquisition of Chiron Vision Corporation and Storz Instrument Company and certain related affiliates as described in the Prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents the Company's ratio of earnings to fixed charges for the periods shown.

THREE MONTHS ENDED       YEAR ENDED DECEMBER 31,
------------------   --------------------------------
  MARCH 28, 1998     1997   1996   1995   1994   1993
------------------   ----   ----   ----   ----   ----
      (1.85)*        3.04   4.16   5.46   3.71   7.06

---------------
* Excluding the effects of the restructuring charges and the charge for purchased-in-process research and development charges from the surgical acquisitions in 1998, the ratio of earnings to fixed charges at March 28, 1998 would have been 1.56.

     For the purpose of this ratio: (i) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.

                              RECENT DEVELOPMENTS

     On July 21, 1998, the Company announced the results of its second quarter ended June 27, 1998. Revenues from ongoing product lines for the second quarter were $629.5 million, up 24% from the $507.2 million reported in the second quarter of 1997. This comparison excludes $5.0 million in 1997 second-quarter revenues from the thin film technology business, which was divested in December 1997, as well as $5.6 million in 1998 second-quarter revenues and $11.0 million in 1997 second-quarter revenues from the skin care business, which was divested on May 21, 1998. The comparison includes $104.1 million in 1998 second-quarter revenues generated by the pharmaceuticals and surgical product lines of the former Chiron Vision Corporation and Storz Instrument Company, which were acquired by the Company at the beginning of the

1998 fiscal year. Adjusted for changes in foreign currency exchange rates, second-quarter revenues from ongoing product lines were up 28%.

     Excluding certain purchase accounting adjustments and other items recorded in the second quarter of 1998 and in the second quarter of 1997, the Company reported net earnings of $37.8 million, or $.67 per share, for the second quarter of 1998 compared to earnings in the same period of 1997 last year of $38.5 million, or $.69 per share.

     The Company's 1998 second-quarter earnings were reduced by $10.2 million after taxes, or $.18 per share, related to purchase accounting adjustments to the reported cost of the inventories acquired with Chiron Vision and Storz Instruments. The Company also recorded an after-tax charge of $5.1 million, or $.09 per share, as the final charge in connection with the strategic restructuring program it announced in April 1997. In addition, the Company recorded an after-tax gain of $33.0 million, or $.58 per share, in connection with the sale of its skin care business.

     Including these items recorded in the second quarter of 1998 and a restructuring charge recorded in the same period of 1997, the Company reported earnings of $55.5 million, or $.98 per share, for the second quarter of 1998 compared to $20.3 million, or $.36 per share in the second quarter of 1997.

     On a geographic basis, ongoing revenues in the U.S. increased 27% from the same period last year, and constituted 49% of total Company sales from ongoing businesses. Outside the U.S., revenues from ongoing businesses grew 21%, and were up 28% when adjusted for currency rate changes.

     Through the end of the second quarter of 1998, revenues from ongoing product lines were $1,168.9 million, up 24% from the $941.7 million reported in the same period in 1997. The 1998 figure excludes $19.2 million in revenues from the divested skin care business, and the 1997 figure excludes $32.8 million in revenues from the divested skin care and thin film technology businesses. Net earnings excluding restructuring charges, purchase accounting adjustments and the gain from the sale of the skin care business were $52.0 million, or $.93 per share, in the first half of 1998, compared to $56.3 million, or $1.01 per share, in the first six months of 1997. These items reduced net earnings to $6.1 million, or $.11 per share in 1998, and $23.5 million, or $.42 per share, in 1997.

SECOND-QUARTER RESULTS BY BUSINESS

     Revenues in the Company's vision care business rose 4%, or 8% when adjusted for currency changes. Sales of contact lenses increased 13% on a constant-dollar basis, driven by continued strong growth in the Company's disposable and planned replacement contact lens lines and sales of the Company's SofLens(R) one day disposable lenses in Europe that were more than double 1997's level. Revenues from lens care products were up 4% when adjusted for currency, reflecting strong growth and market share gains for the company's ReNu(R) line of multipurpose lens care products.

     Ongoing revenues from the Company's eyewear business were down 2% from the second quarter of 1997, and rose 1% when adjusted for currency changes. Sunglass revenues in the U.S. rose 1%, despite lower sales to Sunglass Hut International that reflected lower inventory carrying requirements. Outside the U.S., eyewear revenues in constant dollars for the second quarter of 1998 were flat with revenues in the same period of 1997.

     Revenues from the Company's pharmaceuticals/surgical businesses were $162.9 million in the second quarter of 1998, versus $54.0 million in the same period a year earlier, reflecting the addition of the former Chiron Vision and Storz product lines. Pharmaceutical revenues rose 17%, or 19% when adjusted for currency changes, benefiting from acquired product lines, continued strong growth in the Company's over-the-counter general eye care line in the U.S., the introduction of Lotemax(TM) and Alrex(TM), and strong constant dollar growth in the Dr. Mann Pharma business in Germany. The Company's progress in integrating the former Chiron Vision and Storz surgical businesses has led to realizing cost savings from the consolidation of those operations faster than originally expected.

     Ongoing revenues from the healthcare businesses increased 11%, and were up 13% for the second quarter of 1998 when adjusted for currency changes. Revenues in the Company's Charles River Laboratories subsidiary increased 11% in constant dollars, with gains in each major business line. The Miracle-Ear(R) hearing aid business grew 24%, benefitting from the growth in the number of Company-owned outlets.

     This Prospectus Supplement contains, among other things, certain statements of a forward-looking nature relating to future events or the future business performance of the Company. Such statements involve a number of risks and uncertainties including those concerning economic conditions, product development and introduction, the financial well-being of key customers, the successful execution of marketing strategies, the continued successful implementation of the restructuring effort in reducing costs and expenses of manufacturing processes and administrative functions, as well as the risk factors listed from time to time in the Company's SEC filings, including but not limited to the Report on Form 10-Q for the quarter ended March 28, 1998 and on Form 10-K for the year ended December 31, 1998.

     The accompanying unaudited interim consolidated financial statements of the Company and its consolidated subsidiaries have been prepared by the Company in accordance with the accounting policies stated in the Company's 1997 Annual Report on Form 10-K and should be read in conjunction with the Notes To Financial Statements appearing therein, and are based in part on approximations.

                             STATEMENT OF EARNINGS

                                                           QUARTER ENDED              SIX MONTHS ENDED
                                                      ------------------------    ------------------------
                                                       JUNE 27,      JUNE 28,      JUNE 27,      JUNE 28,
                                                         1998          1997          1998          1997
                                                       --------      --------      --------      --------
                                                       (DOLLAR AMOUNTS IN MILLIONS EXCEPT PER SHARE DATA)
Net Sales
  Vision Care.......................................    $ 242.8       $ 233.3       $ 458.8       $ 434.7
  Eyewear(1)........................................      148.5         157.0         260.8         278.4
  Pharmaceuticals/Surgical..........................      162.9          54.0         301.6         103.1
  Healthcare(2).....................................       80.9          78.9         166.9         158.2
                                                        -------       -------       -------       -------
                                                          635.1         523.2       1,188.1         974.4
Costs and Expenses
  Cost of products sold.............................      298.3         231.5         574.4         458.7
  Selling, administrative and general...............      246.5         201.8         474.8         382.8
  Research and development..........................       22.9          16.1          43.5          31.7
  Purchased in process research and
     development(3).................................         --            --          85.0            --
  Restructuring charges(4)..........................        7.6          26.1          11.3          38.9
                                                        -------       -------       -------       -------
                                                          575.3         475.5       1,189.0         912.1
                                                        -------       -------       -------       -------
                                                           59.8          47.7          (0.9)         62.3
Operating Earnings
Other (Income) Expense
  Interest and investment income....................      (10.6)         (9.4)        (20.7)        (19.4)
  Interest expense..................................       26.3          14.1          51.7          27.7
  (Gain) loss from foreign currency.................       (1.8)         (2.7)         (3.6)         (3.8)
  (Gain) on Divestiture(5)..........................      (56.0)           --         (56.0)           --
                                                        -------       -------       -------       -------
                                                          (42.1)          2.0         (28.6)          4.5
                                                        -------       -------       -------       -------
Earnings Before Income Taxes and Minority
  Interest..........................................      101.9          45.7          27.7          57.8
  Provision for income taxes........................       40.0          19.3          10.0          23.6
                                                        -------       -------       -------       -------
Earnings Before Minority Interest...................       61.9          26.4          17.7          34.2
  Minority interest in subsidiaries.................        6.4           6.1          11.6          10.7
                                                        -------       -------       -------       -------
Net Earnings(6).....................................    $  55.5       $  20.3       $   6.1       $  23.5
                                                        =======       =======       =======       =======
Diluted Earnings Per Share..........................    $  0.98       $  0.36       $  0.11       $  0.42
                                                        =======       =======       =======       =======
Average Shares Outstanding -- Diluted (000s)........     56,582        55,771        56,146        55,683
                                                        =======       =======       =======       =======

---------------
(1) 1997 included $5.0 in second quarter and $9.2 in six-month sales from the divested Thin Film business.

(2) 1998 amounts include $5.6 in second quarter and $19.2 in six-month sales from the divested skin care business. 1997 amounts included $11.0 in second quarter and $23.6 in six-month sales from this business.

(3) Write-off of purchased in process research and development reduced six-month 1998 net earnings by $51.0 or $0.91 per diluted share.

(4) Restructuring charges reduced second quarter 1998 net earnings by $5.1 or $.09 per diluted share and six-month net earnings by $7.6 or $0.13 per diluted share. Such charges reduced second quarter 1997 net earnings by $18.3 or $0.33 per diluted share and six-month net earnings by $26.0 or $0.47 per diluted share.

(5) Gain on divestiture increased 1998 second quarter and six-month net earnings by $33.0 or $0.58 per diluted share.

(6) 1998 amounts reflect the impact of higher reported cost of products sold related to the write-up of acquired inventory for accounting purposes. Second quarter pre-tax results include $16.1 ($10.2 after taxes or $0.18 per diluted share) of such costs. Six-month results include $32.1 ($20.4 or $0.36 per diluted share) of such costs. 1997 six-month amounts included $6.8 or $0.12 per diluted share after taxes in write-offs in the eyewear segment.

                                 BALANCE SHEET

                                                              JUNE 27,    DECEMBER 27,
                                                                1998          1997
                                                              --------    ------------
                                                                 (DOLLAR AMOUNTS IN
                                                                     MILLIONS)
ASSETS
Cash and Short-term Investments.............................  $  147.5      $  183.7
Trade Receivables, Net......................................     511.4         374.8
Inventories, Net............................................     408.6         324.3
Other Current Assets........................................     264.7         207.4
                                                              --------      --------
  Current Assets............................................   1,332.2       1,090.2
Properties, Net.............................................     673.3         580.2
Intangible Assets...........................................     805.9         406.9
Other Investments, Net......................................     546.3         546.4
Other Assets................................................     167.9         149.2
                                                              --------      --------
  Total Assets..............................................  $3,525.6      $2,772.9
                                                              ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-Term Debt.............................................  $  792.3      $  343.8
Other Current Liabilities...................................     592.4         543.5
                                                              --------      --------
  Current Liabilities.......................................   1,384.7         887.3
Long-Term Debt..............................................     783.5         510.8
Other Long-Term Liabilities.................................     112.5         119.4
Minority Interest...........................................     437.7         437.0
                                                              --------      --------
          Total Liabilities.................................   2,718.4       1,954.5
          Shareholders' Equity..............................     807.2         818.4
                                                              --------      --------
          Total Liabilities and Shareholders' Equity........  $3,525.6      $2,772.9
                                                              ========      ========

                         DESCRIPTION OF THE DEBENTURES

     The following description of the particular terms of the Debentures offered hereby (referred to herein as the "Debentures" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the prospectus, to which description reference is hereby made. The following summary of the Debentures is qualified in its entirety by reference to the Indenture referred to in the Prospectus.

GENERAL

     The Debentures will be limited to $200,000,000 in aggregate principal amount. The Debentures will be issued in denominations of $1,000 and integral
multiples of $1,000, will bear interest from July   , 1998, at the annual rate
set forth on the cover page of this Prospectus Supplement, and will mature on
July   , 2028. Interest will be payable semi annually on January   and July   ,
commencing January   , 1999 to the holders of record of the Debentures on the
preceding January   and July   , respectively. The Debentures will be issued in
book-entry form.

OPTIONAL REDEMPTION

     The Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve
30-day months) at the Treasury Yield plus                basis points, plus in
each case accrued interest to the date of redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker (as defined herein) as having a maturity comparable to the remaining term of the Debentures that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations (as defined herein) for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Chase Securities Inc., Citicorp Securities, Inc. and Bank of Nova Scotia Securities, provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     Holders of Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

     The Debentures have no sinking fund provisions.

BOOK-ENTRY SYSTEMS

     The Debentures will be issued in fully registered form in the name of Cede & Co., as nominee of DTC. A fully registered certificate will be issued as a Global Debenture for the Debentures in the aggregate principal amount of the Debentures. Such Global Debenture will be deposited with DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

          DTC has advised the Company and the Underwriters as follows:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" under the New York Banking Law, a member of the Federal Reserve Systems, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of Debentures under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debentures on DTC's records. The ownership of interest of each actual purchase of Debentures ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Debentures, except in the event that use of the book-entry system for the Debentures is discontinued.

          To facilitate subsequent transfers, all Debentures deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debentures; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Global Debenture. Under its usual procedures DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Securities are credited on the record date (identified in the listing attached to the Omnibus Proxy). Regulations governing the Direct Participants may under certain circumstance require

     Direct Participants to exercise voting rights in conformity with the express directions of Beneficial Owners.

          Principal and interest payments on the Global Debenture will be made to DTC. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Debenture, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Debenture as shown on DTC's records. The Company also expects that payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

          DTC may discontinue providing its service as securities depositary with respect to the Debentures at any time by giving reasonable notice to the Company or the Trustee. In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, if a successor securities depositary is not obtained, Debenture certificates in fully registered form are required to be printed and delivered to Beneficial Owners of the Global Debentures representing such Debentures.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable (including DTC), but the Company takes no responsibility for the accuracy thereof.

     Neither the Company, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in the Debentures, or payments to, or the providing of notice to Participants or Beneficial Owners.

     The Debentures will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in the Debentures will, therefore, settle in immediately available funds. All applicable payments of principal and interest on the Debentures issued as a Global Debenture will be made by the Company in immediately available funds.

     For other terms of the Debentures, see "Description of Debt Securities" in the accompanying Prospectus.

DEFEASANCE

     The Debentures will be subject to defeasance and discharge and to defeasance of certain obligations as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the Prospectus.

                                  UNDERWRITING

     Under the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Debentures set forth opposite their respective name below:

                                                                PRINCIPAL AMOUNT
NAME                                                             OF DEBENTURES
----                                                            ----------------
Morgan Stanley & Co. Incorporated...........................      $
Chase Securities Inc........................................
Citicorp Securities, Inc....................................
Scotia Capital Markets (USA) Inc. ..........................
                                                                  ------------
          Total.............................................      $200,000,000
                                                                  ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters hereof are committed to take and pay for all of the Debentures if any are taken.

     The Underwriters initially propose to offer part of the Debentures directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at such price that represents a concession not in
excess of      % of the principal amount of the Debentures. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of      % of the
principal amount of the Debentures to certain other dealers. After the initial offering of the Debentures, the offering price and other selling terms may from time to time be varied by the Underwriters.

     Affiliates of certain of the Underwriters are lenders to the Company. In addition, certain of the Underwriters or their affiliates participate on a regular basis in various general financing and banking transactions for the Company and its affiliates.

     Application will be made to list the Debentures on the New York Stock Exchange.

     In order to facilitate the offering of the Debentures, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may overallot in connection with the offering of the Debentures, creating a short position in the Debentures for their own account. In addition, to cover overallotments or to stabilize the price of the Debentures, the Underwriters may bid for, and purchase, the Debentures in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Debentures in the offering if the syndicate repurchases previously distributed Debentures in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed pursuant to the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debentures will be passed upon for the Company by Robert B. Stiles, Senior Vice President and General Counsel of the Company, and for the Underwriters by Davis Polk & Wardwell, New York, New York, Mr. Stiles beneficially owns approximately 4,028 shares of the Company's Common Stock and also has exercisable options to purchase an additional 19,691 shares of the Company's Common Stock. Pursuant to its By-laws and an indemnity agreement, the Company is required to indemnify Mr. Stiles to the fullest extent permitted by New York law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company. The Company also maintains directors' and officers' liability insurance under which Mr. Stiles is insured against certain expenses and liabilities.

PROSPECTUS

                           Bausch & Lomb Incorporated
                                DEBT SECURITIES
                            ------------------------
     Bausch & Lomb Incorporated (the "Company") may from time to time offer debt securities ("Debt Securities") which may be either senior debt securities or subordinated debt securities and may be exchangeable or convertible into shares of the Company's Common Stock, par value $.40 (the "Common Stock"), with an aggregate public offering price of up to $500,000,000.00 on terms to be determined at the time or times of offering. The Debt Securities may be offered in separate classes or series, in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Debt Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, the title, aggregate principal amount, denominations, maturity, rate (which may be fixed or variable) or method of calculation thereof, time of payment of any interest, any terms for redemption at the option of the holder or the Company, any terms for sinking fund payments, rank, any conversion or exchange rights, any listing on a securities exchange, and the initial public offering price and any other terms in connection with the offering and sale of any Debt Securities.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement. The Common Stock is listed on the New York Stock Exchange under the symbol "BOL." Any Common Stock issuable upon exchange or conversion of any Debt Securities offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

     The Debt Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Debt Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution."

     No Debt Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such class or series of the Debt Securities.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus is February 13, 1998

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.

     IN CONNECTION WITH AN OFFERING OF THE SECURITIES, THE UNDERWRITERS, IF ANY, FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the securities offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and such securities, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information is also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the Commission's worldwide web site at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, which have been filed by the Company under the Exchange Act with the Commission, are incorporated in this Prospectus by reference: the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 1997, as amended on May 28, 1997, June 28, 1997 and September 27, 1997 and the Company's Current Report on Form 8-K filed on January 13, 1998.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents (provided, however, that the information referred to in Instruction 8 to Item 402(a)(3) of Regulation S-K promulgated by the Securities and Exchange Commission is not incorporated herein by reference).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in the Registration Statement containing this Prospectus or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to those documents. Requests should be directed to: Investor Relations Department, Bausch & Lomb Incorporated, One Bausch & Lomb Place, Rochester, New York 14604 (716) 338-6025.

                                  THE COMPANY

     Bausch & Lomb Incorporated is a world leader in the development, manufacture and marketing of products and services for the eye care and healthcare fields. Its core businesses include soft and rigid gas permeable contact lenses, lens care products, premium sunglasses and ophthalmic pharmaceutical products. The Company was founded in 1853 in Rochester, N.Y., where it continues to have its headquarters. The Company has annual revenues of approximately $2 billion and employs over 13,000 people in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. Except where the context otherwise requires, the term "Company" includes Bausch & Lomb Incorporated and its subsidiaries. The Company's executive offices are located at One Bausch & Lomb Place, Rochester, New York 14604, telephone number
(716) 338-6000.

                              RECENT DEVELOPMENTS

LITIGATION UPDATE

     In its 1996 Annual Report on Form 10-K, the Company described shareholder actions commenced in June 1994 against the Company and several officers. On November 14, 1997, the Company entered into a memorandum of understanding with the attorneys representing the purported class of purchasers of Bausch & Lomb common stock from December 13, 1993 through January 25, 1995. Bausch & Lomb agreed to pay $42 million to resolve these claims. The parties have agreed to work out the specific terms of the settlement during the ninety days following execution of the memorandum of understanding. Once the detailed terms of the settlement agreement are finalized between Bausch & Lomb and the attorneys for the shareholders, the agreement will be submitted to the court for approval and notice of the specific terms will be provided to potential members of the class.

     In its 1996 Annual Report on Form 10-K, the Company discussed a continuing investigation by the Securities and Exchange Commission regarding the Company's accounting treatment of a fourth quarter 1993 sales program initiated by the Contact Lens Division and of sunglass sales in its Asia Pacific Division in the period from late 1992 through early 1994. On November 17, 1997, the Company confirmed that it had entered into an administrative Consent Order with the SEC, finally resolving the investigation. The Consent Order requires that the Company cease and desist from committing or causing any violation and any future violation of certain provisions of the Exchange Act and the rules promulgated thereunder.

CHANGES IN LONG TERM DEBT RATINGS

     In its Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1997, the Company reported that following the announcement of pending acquisitions by the Company of Chiron Vision Corporation and Storz Instrument Company, both Standard & Poor's and Moody's Investor Service placed the Company's long term debt ratings under review for possible downgrade. The Company has been notified by each rating service that its review has been completed, the result being that the Company's long-term debt has been downgraded by Standard & Poor's to BBB and by Moody's Investor Service to Baa2.

RECENT ACQUISITIONS

     In its Form 8-K filed with the Commission on January 13, 1998, the Company reported the consummation of two previously announced acquisitions. The following summarizes the information contained in that report:

     On December 29, 1997, the Company acquired, for $300 million in cash, all of the issued and outstanding shares of Chiron Vision Corporation ("Chiron Vision"), pursuant to an October 21, 1997 agreement between the Company and Chiron Corporation, the sole shareholder of Chiron Vision. Chiron Vision's business is the research, development and manufacture of innovative products that improve results in cataract and refractive surgery, and the treatment of progressive eye diseases.

     On December 31, 1997, the Company, in a combined purchase of stock and assets, acquired, for $380 million in cash, Storz Instrument Company, Storz Ophthalmics, Inc. and Cyanamid Chirurgie S.A.S. (collectively the "Storz Entities") pursuant to an October 21, 1997 agreement by and among the Company, American Cyanamid Company ("Cyanamid") and American Home Products Corporation ("AHP"). Storz manufactures and distributes high quality ophthalmic surgical instruments, surgical and diagnostic equipment, intraocular lens implants and ophthalmic pharmaceuticals.

     The funds used to consummate both of these acquisitions came from the issuance by the Company of short-term obligations under the Company's commercial paper program.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table represents the Company's ratio of earnings to fixed charges for the periods shown.

          YEAR ENDED DECEMBER
---------------------------------------
1997   1996   1995   1994   1993   1992
----   ----   ----   ----   ----   ----
       4.16   5.46   3.71   7.06   9.31

     For the purpose of this ratio: (i) earnings consist of income before fixed charges and income taxes for the Company and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of the Company and their subsidiaries and will be used for general corporate purposes, including working capital and capital expenditures, and for the refinancing of existing short-term indebtedness. The Company may invest the proceeds in marketable securities prior to their application to such uses. The approximate amount of such net proceeds will be specified in the applicable Prospectus Supplement and will depend upon the type, aggregate principal amount and initial offering price of the particular series of Debt Securities to be determined at the time of sale.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture, dated as of September 1, 1991 (the "Indenture"), between the Company and Citibank, N.A., as Trustee (the "Trustee"), a copy of which is an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Indenture does not limit the aggregate principal amount of the debt securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

     Reference is made to the Prospectus Supplement for the following terms or additional provisions of the Debt Securities offered at that time (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (iv) the date or dates on which the principal of the Offered Debt Securities will be payable; (v) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any; (vi) the date or dates from which such interest, if any, on the Offered Debt Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the regular dates for any such interest payment dates; (vii) any provision relating to the mandatory or optional redemption of the Offered Debt Securities; (viii) the place or places at which the Company will make payment of principal of and any premium and interest on the Offered Debt Securities and the method of such payment; (ix) the person to whom any interest on any Offered Debt Security will be payable, if other than the person in whose name that Offered Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (x) if other than U.S. dollars, the currency (including composite currencies) in which payment of principal of and any premium and interest on the Offered Debt Securities shall be payable; (xi) any currency (including composite currencies) other than the stated currency of the Offered Debt Securities in which the principal of and any premium and interest on the Offered Debt Securities may, at the election of the Company or the Holders, be payable, and the periods within which, and terms and conditions upon which, such election may be made; (xii) if the amount of payments of principal of and any premium and interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined;
(xiii) the right of the Company to defease the Offered Debt Securities or certain restrictive covenants and certain Events of Default under the Indenture;
(xiv) whether the Offered Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Security or Global Securities; (xv) any restrictive covenants, Events of Default, or other terms relating to the Offered Debt Securities in addition to those described herein; (xvi) any provision for the exchange or conversion of the Offered Securities for Common Stock and the terms and conditions of such exchange or conversion; and (xvii) any other specific terms of the Offered Debt Securities.

     Principal and any premium or interest will be payable, and the Debt Securities will be transferable, at the Place of Payment designated for such Debt Securities (Sections 305 and 1002); provided that the payment of any interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears on the Security Register.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. (Section
302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith. (Section
305) Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof following the occurrence of an Event of Default and the continuation thereof. (Section 101)

SUBSIDIARIES

     The term "Subsidiary" is defined as a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. The term "Significant Subsidiary" has the meaning specified in

Article I, sec.210.1-02(v) of Regulation S-X of the Securities and Exchange Commission as in effect on September 1, 1991.

LIMITATION UPON SECURED DEBT OF THE COMPANY AND ITS SIGNIFICANT SUBSIDIARIES

     If the Company or any Significant Subsidiary incurs, issues, assumes, guarantees or suffers to exist any Debt secured by a Mortgage on any property of the Company or any Significant Subsidiary, or on any shares of stock or Debt of any Significant Subsidiary, the Company will secure or cause such Significant Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, for as long as such secured Debt is so secured, unless the aggregate amount of all such secured Debt plus all Attributable Debt of the Company and its Significant Subsidiaries in respect of sale and leaseback transactions (other than those exempt under clause (b) under "Limitation Upon Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets. (Section 1008) This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock of or Debt of, any corporation existing at the time such corporation becomes a Significant Subsidiary, (b) Mortgages in favor of the Company or any Significant Subsidiary, (c) Mortgages in favor of any governmental bodies to secure progress, advance or other payments, (d) Mortgages on property (including leasehold estates), shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction Mortgages which are created or for which commitments are received within specified time limits, and (e) within certain limitations, any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (d), inclusive. (Section 1008) "Attributable Debt" means the total net amount of rent required to be paid during the remaining term of any lease, discounted at a rate per annum equal to the weighted average interest rate, or yield to maturity in the case of an Original Issue Discount Security, borne by all the Outstanding Securities compounded semi-annually. (Section 101) "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof constituting Funded Debt, as defined below, by reason of being renewable or extendable) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, as set forth on the Company's most recent consolidated balance sheet. (Section 101)

LIMITATION UPON SALE AND LEASEBACK TRANSACTIONS

     Sale and leaseback transactions (except such transactions involving leases for less than three years) by the Company or any Significant Subsidiary are prohibited unless (a) the Company or Significant Subsidiary would be entitled to incur Debt secured by a Mortgage on the assets to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Debt Securities, or (b) the proceeds of the sale or transfer of the assets to be leased are at least equal to their fair market value and, within 120 days after the sale or transfer, the proceeds are applied to the purchase or acquisition (or, in the case of real property, the construction) of assets or to the retirement of Funded Debt. (Section 1009) "Funded Debt" means indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendable beyond 12 months at the option of the borrower. (Section 101)

MERGER AND CONSOLIDATION

     The Company may consolidate with, or sell or convey all or substantially all of its assets to, or merge with or into any other corporation, provided that in any such case, (i) either the Company shall be the continuing corporation, or the successor corporation shall be a corporation organized and existing under the laws of the United States of America or a State thereof and such successor corporation shall expressly assume the due and punctual payment of the principal of and interest on all the Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company, and (ii) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the

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

performance of any such covenant or condition. (Section 801) If, after giving effect to any such consolidation or merger of the Company with or into any other corporation, or after giving effect to any sale or conveyance of the property of the Company as an entirety or substantially as an entirety to any other corporation, the corporation formed by or resulting or surviving therefrom or which shall have received such property would have outstanding any Debt secured by any Mortgage on any property of the Company or any Significant Subsidiary, or any shares of stock or Debt of any Significant Subsidiary, which such Debt could not at such time be incurred by such corporation under Section 1008 of the Indenture without equally and ratably securing the Securities, the Company, prior to such consolidation, merger, sale or conveyance, will secure the Securities Outstanding under the Indenture, equally and ratably with (or prior to) the Debt secured by such Mortgage in the manner described in Section 1008 of the Indenture. (Section 803)

EVENTS OF DEFAULT

     With respect to Debt Securities of any series, the following will be Events of Default under the Indenture: (a) default in the payment of any interest on a Debt Security of that series when due, continued for 30 days; (b) default in the payment of principal of (or premium, if any, on) a Debt Security of that Series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance of any other covenant by the Company (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 60 days after written notice to the Company by the Trustee or to the Trustee and the Company by Holders of at least 10% of the principal amount of Outstanding Debt Securities of such series; (e) acceleration of any indebtedness for money borrowed in excess of $20,000,000 by the Company as the result of a default under the terms of the instrument under which such indebtedness is or may be issued, or by which it may be secured or evidenced, if such acceleration is not rescinded or annulled, or such indebtedness not discharged, within 10 days after written notice to the Company by the Trustee or to the Trustee and the Company by the Holders of at least 10% of the principal amount of Outstanding Debt Securities of such series; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or discretion of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series. (Section 512)

     If an Event of Default with respect to Debt Securities of any series shall occur and be continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified in the terms of that series) of all of the Debt Securities of that series to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders). Upon such declaration, such principal amount (or specified amount), plus any interest accrued on such Debt Securities to the date of declaration, shall become immediately due and payable. Upon payment (i) of (A) such principal amount and (B) such interest and (ii) of interest on any overdue principal and overdue interest (in each case to the extent that the payment of such interest shall be legally enforceable), all of the Company's obligations in respect of the payment of principal of and interest on such Debt Securities shall terminate. At any time after such declaration of acceleration with respect to the Debt Securities of any series, but before a judgment or decree based on such declaration has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such declaration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502)

     No Holder of any Debt Security will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

MODIFICATION, AMENDMENT OR WAIVER

     With certain limited exceptions, modifications and amendments of the Indenture may not be made by the Company and the Trustee without the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that without the consent of each Holder of Debt Securities affected thereby no such modification or amendment may (1) change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (2) reduce the principal amount of, or the rate of interest on, or any premium payable upon the redemption of, any Debt Security; (3) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the maturity thereof; (4) change the place or currency of payment of principal of, or interest or premium, if any, on, any Debt Security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security on or after the stated maturity thereof (or redemption date thereof, if applicable); (6) reduce the percentage in principal amount of the Outstanding Debt Securities of any series the consent of whose Holders is required for any supplemental indenture or waiver provided for in the Indenture; or (7) modify the foregoing requirements except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Sections 901 and 902)

     Compliance with certain covenants (including those referred to above relating to restrictions on secured debt and on sales and leasebacks) may be waived with respect to the Debt Securities of any series, either generally or in a specific instance, before the time for compliance with such covenants, by the Holders of at least a majority in principal amount of the Outstanding Securities of that series. (Section 1010) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture with respect to such series, except a default in the payment of principal (or premium, if any) or interest or a default in respect of those covenants or provisions of the Indenture which cannot be modified without the consent of each Holder of Outstanding Securities of such series affected. (Section 513)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indenture provides that, if provision therefor is made with respect to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Company may elect either (A) to defease and be discharged from any and all obligations with respect to such Debt Securities (except from the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (B) to be released from its obligations with respect to such Debt Securities under Sections 501(5), 1008 and 1009 of the Indenture (being the cross-default provision described in clause (e) under "Events of Default" and the restrictions described under "Limitation Upon Secured Debt of the Company and its Significant Subsidiaries" and "Limitation Upon Sale and Leaseback Transactions", respectively) ("covenant defeasance"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. In the case of defeasance, the Holders of such Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the Indenture. (Article Thirteen)

CONCERNING THE TRUSTEE

     Citibank, N.A. will act as Trustee under the Indenture. Citibank is a participating lender in the Company's line of credit with a commitment to lend up to $17,500,000 in five-year term loans and $52,500,000 in short-term loans. The Company also receives a variety of other banking services from Citibank, including unconfirmed credit lines, cash management services, foreign currency trading arrangements, interest rate management and factoring of domestic accounts receivable. Citibank also provides certain banking services to the Company's foreign subsidiaries.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of the Debt Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from the Company and any profit on the sale of the Debt Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Any Debt Securities sold pursuant to a Prospectus Supplement will be a new issue of securities with no established trading market. It is possible that one or more underwriters may make a market in a series of Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Debt Securities. Any Common Stock issuable upon exchange or conversion of any Debt Securities sold pursuant to a Prospectus Supplement will be listed on the New York Stock Exchange, subject to official notice of issuance.

     Underwriters participating in the offering of the Debt Securities may purchase and sell Debt Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by such underwriters in connection with the offering. Such underwriters may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Debt Securities sold in the offering may be reclaimed by such underwriters if such Debt Securities are repurchased by the underwriters in stabilizing transactions. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.

     Under agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or be entitled to contribution with respect to any payments which the underwriters, dealers or agents may be required to make in respect of such liabilities.

     Underwriters, dealers and agents may engage in transactions with, or perform other services for, the Company in the ordinary course of business.

     In order to comply with the securities laws of certain states, if applicable, the Debt Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Debt Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                    EXPERTS

     The financial statements and financial statement schedules incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 28, 1996 have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                          VALIDITY OF DEBT SECURITIES

     Certain legal matters in connection with the Debt Securities issued by the Company and any Common Stock which may be issuable upon the exchange or conversion of any such Debt Securities will be passed upon for the Company by Robert B. Stiles, Senior Vice President and General Counsel of the Company. Mr. Stiles owns approximately 3,926 shares of the Company's Common Stock and also has exercisable options to purchase an additional 19,691 shares of the Company's Common Stock. Pursuant to its By-laws, the Company is required to indemnify Mr. Stiles to the fullest extent permitted by New York law against any expenses actually and reasonably incurred by him in connection with any action, suit or proceeding in which he is made party by reason of his being an officer of the Company. The Company also maintains directors' and officers' liability insurance under which Mr. Stiles is insured against certain expenses and liabilities.